

Forging Retail Partnerships Through Innovative Products

Forward-Looking Statements

This presentation, including any financial information, contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended. These statements are based on the Company's and its subsidiaries' current expectations and involve risks and uncertainties, which may cause results to differ materially from those set forth in the statements. CHDT undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Forward-looking statements in this presentation and risks associated with any investment in CHDT, which is a small business concern and a "penny stock company" and, as such, a highly risky investment suitable for only those who can afford to lose such investment, should be evaluated together with the many uncertainties that affect CHDT's business, particularly those mentioned in the cautionary statements in current and future CHDT's SEC Filings..

The Company

CHDT Corporation is a management company with operating subsidiaries focused on designing and manufacturing consumer packaged goods for the North American retail market.

Company Background

CHDT Corporation (CHDO.OB) is a publicly traded company based in South Florida. Originally formed in Colorado in 1989, it was reincorporated in Florida in 2004 under the name China Direct Trading Corporation.

In June of 2007, the name was changed to CHDT Corporation to properly reflect that fact that global sourcing and direct sales to retailers, not trading, will play an important role in our business units.

CHDT CORPORATION

Operating Subsidiaries/Brands









Identified Consumer Products

- Book lights, Task lights and Eco-i-Lites™
- STP®-branded tools and automotive accessories
- “Personal Pocket Safe”™ and “Secret Diary”™ secure USB devices



81
MAHINDRA
Kennington
STP
STPTOOLS.com





Eco-i-Lite
ALWAYS WITHIN REACH
Decorative
Great Look for Every Room
•Lithium Ion rechargeable batteries
•6-LED light with 2-LED nightlight
Twin Pack

sample product photos

Capstone Lighting













BOOKLIGHT WITH CLOCK/ TIMER
10:08
10:08

Book lights

ENERGY STAR
Powered by an ENERGY STAR qualified battery charger for a better environment

MULTI-FUNCTION
POWER FAILURE LIGHT
6 LED
HANDHELD LIGHT
Eco-i-Lite
ALWAYS WITHIN REACH

2 PACK
MULTI-FUNCTION
6 LEDs IN EACH
HANDHELD LIGHT
WITH EMERGENCY FLASHER
POWER FAILURE LIGHT
TURNS ON AUTOMATICALLY
2 LEDs IN EACH
NIGHTLIGHT BASE
ON / OFF / AUTO
Eco-i-Lite
ALWAYS WITHIN REACH
LED Bulbs
SAVES ENERGY
SAVES MONEY
Rechargeable
Lithium Ion
Battery
Power Failure Mode
Handheld Light
Nightlight Mode
Eco-i-Lite
Eco-i-Lite
NEW TECHNOLOGY
INDUCTION CHARGING BASE
FOR INDOOR USE ONLY
ENERGY EFFICIENT
LOW ENERGY CONSUMPTION
LISTED

MULTI-FUNCTION
POWER FAILURE
LIGHT
6 LED
HANDHELD
LIGHT
Eco-i-Lite
ALWAYS WITHIN REACH

Eco-i-Lite™

STP® Tools and Auto Accessories

Full line of Lithium Powered Tools




12
3
6
9
STP



Popular Automotive Accessories


81
DJ Kennington
Northern Provincial Pipelines
MAHINDRA
STP
STPTOOLS.com
Northern Provincial Pipelines Ltd.
MacDonald Motorsports

NASCAR
Sponsor


Nationwide
STP
STPTOOLS.com
81
CHARGER



Black Box Innovations

Personal Pocket Safe™







PERSONAL POCKET SAFE
Personal Dashboard
Financial Accounts
Credit Cards
Website Logins
Security/Access Control Codes
Vehicle Records
Warrantees & Service Contracts
Insurance Policies
Real Estate
Resident Services/ Utilities
Tax Preparation Info
Miscellaneous Files
PERSONAL DASHBOARD

Secret Diary™

Distribution Channels

Automotive Checkers, Kragen Auto, Murray's, and Shucks

Book Barnes & Noble

Catalog Fingerhut, Smarthome

Mass Meijer, Target, Walmart

Online Amazon.com, Peformancewarehouse.com takeanyware.com

Shopping network QVC

Warehouse Clubs BJ's, Costco, Sam's,

Book Light Planograms

Target

Walmart

New Costco Test Program


pathway Lights
4 LED Booklights
2 PACK
• 4 Ultra Bright LEDs In Each Booklight
• Built-In Dimmer Control
• Adjustable Arm Swivel Lighthead
• 6 "AAA" Alkaline Batteries Included
• 2 Handy Pouches Included

STP® Tools at Sam's Club



Eco-i-Lite™ at Costco



18.99
24.49
UNDER CABINET LED Accent
Flameless Tea Lights

2PACK
MULTI-FUNCTION
6 LEDs IN EACH HANDHELD LIGHT
WITH EMERGENCY FLASHER
POWER FAILURE LIGHT
TURNS ON AUTOMATICALLY
2 LEDs IN EACH NIGHTLIGHT BASE
ON / OFF / AUTO
Eco-i-Lite
ALWAYS WITHIN REACH
Handheld Light lasts up to hours
LED Bulbs SAVES ENERGY SAVES MONEY
Rechargeable Lithium Ion Battery
Power Failure Mode
Handheld Light
Nightlight Mode
LISTED
FOR INDOOR USE ONLY
NEW TECHNOLOGY INDUCTION CHARGING BASE
ENERGY EFFICIENT LOW ENERGY CONSUMPTION

PPS In the News

O, The Oprah Magazine – *"O List", September 2008 (circulation: 2,405,177)*
New York Times – *"Circuits" section, August 14, 2008(circulation: 1,077,256)*
nytimes.com – *August 14, 2008 (Nielsen Net Rating: 15,086,201)*
Family Circle – *Holiday Gift Guide, Expected December 2008 (circulation: 4,011,530)*
*Popular Science***,** July 2008 (circulation: 1,364,865)
Laptop Magazine, July 2008 (circulation: 98,471)
*oprah.com***,** August 14, 2008 (Nielsen 2,828,716)
And more…

The O List, Oprah Magazine



the O list

Better Safe Than Sorry
For all its bells and whistles—government-grade encryption technology, DataLock PIN-pad protection—this "smart" drive with USB compatibility is shockingly easy to use and a totally safe haven for all your personal data. The James Bond feature: It destroys its contents upon forced entry. *($60, Take; takeanyware.com)*

Gym Dandy
Here's a bag that's got everything from a detachable shoulder strap to a mesh water bottle pocket to a shoe compartment. All you have to provide are the stomach crunches. *($55; nike.com)*



On Guard
This lock practically hisses, "Don't even think about going near my bike!" *($34 each; fredflare.com)*



Cheese, Glorious Ch
We see two good options here: You try spreading this velvety goat chee studded with blac truffles on a crack or you can try spr it over a loved on Either way, it's ut sublime. *($19 for quarters of a pound cypressgrovechevr*



For a complete archive of "O List" picks, go to oprah.co

94 SEPTEMBER 2008

"Better Safe Than Sorry"

The New York Times



The New York Times

THURSDAY, AUGUST 14, 2008

THE NEW YORK TIMES, THURSDAY, AUGUST 14, 2008

Circuits

The New York Times



A Pocket-Size Digital Security Guard That Keeps Your Numbers Secret

The Take Personal Pocket Safe from Blackbox [illegible] critical digital information, including credit card and bank account numbers and all your passwords.

The "safe" is a U.S.B. drive with a numeric keypad and encryption. After you enter your four-digit code, you have 30 seconds to insert the device into a computer before it locks. It also locks if it sits idle in the computer for more than three minutes.

All the necessary software is on the drive, and it can be used on any PC without leaving a trace. The software has forms that can be filled out with [illegible] account data and so forth. The drive is available for $49 at www.takeanyware.com.

If you forget your code and haven't registered it on the company's secure Web site, there is no way for you to retrieve the data. The company also protects the hardware from being hacked. If you try to remove the flash memory chip, it will stop working — with more of a whimper than a Mission Impossible-style bang.

STEPHEN C. MILLER

"A pocket Size Digital Security Guard that Keeps Your Numbers Secret"



tâke

Internet Coverage

Generated over **1,900** website mentions including many international sites:

The Wall Street Journal Online(Germany)

Coolhunting.com	**Digg.com**
Giantrealm.com	**Applescope.com**
Gizmodo.com	**ubergizmo.com**
Kaboodle.com	**Blogowogo.com**
Mydigitallife.com	**gadgetsclub.com**
sphere.com	**jaiku.com**
slipperybrick.com	**bloglog.org**
Myspace News	**Hatena (Japan)**

Market Opportunity

We bring new ideas and concepts through innovation and new technology within the following guidelines:

- Designed for the shopper and consumer for common uses and tasks.
- Represent a compelling value
- Has reasonable profit and profit margin opportunity
- Acceptable market penetration costs

Financial Highlights
Ending September 30, 2008

- 3Q 08 revenue of just over $3M,

- An increase of $271% vs. 3Q 07

- Increase based on STP® and Eco-i-Lite™ program distribution in addition to core book light activity

- First quarterly profit in company history

- Current order backlog of approximately $4M

Revenue and Income



Keys to Success

- Experienced management in consumer products
- Proprietary products and new technologies
- Speed to market
- Low overheads
- 2008 revenue growth over 250%
- Profitable for 2009

CHDT Opportunity

560,000,000 shares authorized

220,000,000 float





Forging Retail Partnerships Through Innovative Products

For more information

CHDT Corp.

Howard Ullman, Chairman

Stewart Wallach, CEO

Jill Mohler, Secretary

350 Jim Moran Blvd Suite 120

Deerfield Beach, Florida 33442

954-252-3440 fax 954-252-3442

www.chdtcorp.com   www.capstoneindustries.com   www.stptools.com   www.takeanyware.com